Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

HARMONY ENERGY TECHNOLOGIES CORPORATION

Harmony Energy Technologies Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1.	The name of the corporation is Harmony Energy Technologies Corporation (the “Corporation”).

2.	The Corporation was originally incorporated under the same name and the original certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 19, 2018.

3.	By unanimous consent of its members, in accordance with the provision of Sections 141 and 242 of the General Corporation Law, the Board of Directors of the Corporation duly adopted resolutions amending the certificate of incorporation as follows:

Article 4 shall be amended and restated to read in its entirety as follows:

4.	Number of Shares. The total number of shares of stock that the Corporation shall have authority to issue is twenty million (20,000,000), all of which shall be shares of Common Stock with a par value of $0.0001 per share.

4.	Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at an Annual General and Special Meeting of Stockholder held on August 28, 2020, by affirmative vote of the holders of a majority of the shares of Common Stock in accordance with the provision of Section 242 of General Corporation Law.

IN WITNESS WHEREOF, Harmony Energy Technologies Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on August 31, 2020.

By:	Nick N. Zeng (s)
Name:	Nick N. Zeng
Title:	Chief Executive Officer